UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated November 2, 2017
Commission file number 001-15254

ENBRIDGE INC.
(Exact name of Registrant as specified in its charter)

200, 425 – 1st Street S.W.
Calgary, Alberta, Canada  T2P 3L8
(Address of principal executive offices and postal code)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F	✓

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	✓

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):

Yes	No	✓

The following document is being submitted herewith:

•	Press Release dated November 2, 2017

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC.
(Registrant)

Date:	November 2, 2017	By:	/s/”Tyler W. Robinson”
Tyler W. Robinson
Vice President & Corporate Secretary

2

NEWS RELEASE

Enbridge Inc. Reports Third Quarter 2017 Results

Q3 HIGHLIGHTS
(all financial figures are unaudited and in Canadian dollars unless otherwise noted)

•
Earnings were $765 million or $0.47 per common share for the third quarter and $2,322 million or $1.57 per common share for the nine-month period, both including the impact of a number of unusual, non-recurring or non-operating factors

•	Adjusted earnings were $632 million or $0.39 per common share for the third quarter and $1,969 million or $1.33 per common share for the nine-month period

•	Adjusted earnings before interest and income taxes (EBIT) were $1,738 million for the third quarter and $4,966 million for the nine-month period

•	Available cash flow from operations (ACFFO) was $1,334 million or $0.82 per common share for the third quarter and $3,873 million or $2.61 per common share for the nine-month period

•	Management re-affirms 2017 ACFFO per share guidance range of $3.60-$3.90 per common share

•	Line 3 Replacement Program progressing well with construction in Canada and in Wisconsin; Minnesota regulatory hearings under way

•	Enbridge brought an additional $3 billion of growth projects into service since the end of the second quarter of 2017

•	Enbridge received an amended Presidential Permit for the expansion of the Alberta Clipper liquids pipeline

•
Enbridge continues to execute on its funding plan, further strengthening its financial position with the issuance of nearly $3 billion of hybrid debt securities for which credit rating agencies assign 50% equity treatment

•	Enbridge today announces that it intends to file with the Ontario Energy Board an application for amalgamation of Enbridge Gas Distribution Inc. and Union Gas Limited

CALGARY, ALBERTA – November 2, 2017 - Enbridge Inc. (Enbridge or the Company) (TSX:ENB) (NYSE:ENB) today reported third quarter 2017 adjusted EBIT of $1,738 million. Third quarter ACFFO was $1,334 million, or $0.82 per common share. This was the second full quarter of operations subsequent to the merger transaction with Spectra Energy Corp that closed on February 27, 2017 (the Merger Transaction).

Forward-Looking Information and Non-GAAP Measures
This news release contains forward-looking information and references to non-GAAP measures. Significant related assumptions and risk factors are described under Forward-Looking Information, and significant risk factors are described under Non-GAAP Measures, in this news release.

The largest driver of EBIT growth for the third quarter of 2017 relative to the third quarter of 2016 was the contribution from Enbridge’s new natural gas, liquids and utility assets acquired in the Merger Transaction.

Also contributing to year-over-year EBIT growth was stronger crude oil throughput on the Mainline system, new projects coming into service in both the Liquids Pipelines and Gas Pipelines and Processing segments, and stronger realized foreign exchange hedge rates. These positive contributors were partially offset by lower natural gas gathering and processing volumes and margins related to lower natural gas prices and drilling activity in certain areas, as well as slightly weaker results in the Green Power Transmission and Energy Services segments. Financial impacts from the hurricanes in the Gulf Coast region and Florida were not material to the quarterly results.

ACFFO for the third quarter was $1,334 million, an increase of $482 million over the comparable prior period in 2016, driven largely by the same factors noted above. ACFFO of $0.82 per share was lower year-over-year primarily as a result of the issuance of additional shares as consideration under the Merger Transaction.

“Overall, third quarter performance was in-line with our expectations,” said Al Monaco, Enbridge’s President and Chief Executive Officer. “Looking ahead to the fourth quarter, we anticipate a further acceleration of financial performance driven by increased liquids volumes, a full quarter of new projects in service, ongoing incremental synergy capture and momentum from the seasonal nature of our business which typically strengthens in the winter months.

“Given these factors, along with the stable and reliable nature of the base business, we remain on track to deliver full year 2017 financial results within the previously disclosed guidance range of $3.60/share to $3.90/share.”

Commenting on the continued execution of the business plan, Mr. Monaco noted: “We’ve had a very productive year so far. It’s now been only eight months since the Spectra transaction closed and we’re pleased with our progress on integrating operations of these two large companies. We’ve also made good strides in strengthening and streamlining the organization with the restructuring of Enbridge Energy Partners, L.P. and the buy-in of Midcoast Energy Partners, L.P. earlier this year. In addition, we’ve raised over $10 billion in the capital markets, of which $3 billion is equity or equity equivalent, and we’ve increased total non-core asset sales since the announcement of the Merger Transaction to $2.6 billion.

“As we move forward, we’ll continue to evaluate ways to further strengthen and streamline both our business operations and sponsored vehicle structures, reduce costs and enhance our financial position,” he added. “We look forward to our upcoming investment community conferences on December 12th and 13th to provide a full strategic and financial update.”

Line 3 Replacement Program
The Line 3 Replacement is a critical energy infrastructure program that will support the economy and assure a reliable and cost-effective supply of energy. It will comprise the newest and most advanced pipeline technology and will enhance safety, reliability and throughput capacity on the Mainline system.

All required regulatory permitting is in place in Canada and construction began this summer on certain segments of the pipeline and is progressing well. Regulatory permitting is also in place in North Dakota as well as in Wisconsin where construction is under way.

The most significant remaining permitting process for the Line 3 Replacement Program is in Minnesota. The Final Environmental Impact Statement was issued in August and its adequacy determination is expected from the Minnesota Public Utilities Commission (MPUC) in December. In the parallel Certificate of Need and Route Permit dockets, progress continues according to schedule with public hearings currently under way. The MPUC is expected to issue a decision on the Certificate of Need and Route Permit in the second quarter of 2018. Based on this regulatory process and timeline, Management continues to anticipate an in-service date for the project in the second half of 2019.

Project Execution
Enbridge continues to make good progress executing on its $31 billion secured growth capital program. These projects are supported by low-risk long-term take-or-pay contracts, cost-of-service frameworks or similar commercial arrangements and cover a wide range of business platforms, regulatory jurisdictions and project sizes.

Since the second quarter of 2017, $3 billion of these projects were brought into service. This includes the JACOS Hangingstone crude oil pipeline lateral in Alberta, a suite of natural gas pipeline expansions and extensions on the Texas Eastern and Algonquin gas pipeline systems, the Chapman Ranch wind power generation project in Texas, as well as various utility growth initiatives in Ontario. This now brings the total year-to-date project completions to over $9 billion, generally all on time and on budget.

Enbridge is also advancing the execution of projects scheduled for 2018 and 2019 in-service dates. The NEXUS gas pipeline has now received its notice to proceed from the Federal Energy Regulatory Commission (FERC) and began construction work in October. Total capital cost for the project has been updated to US$1.3 billion with an expected in-service date in the third quarter of 2018. In the renewable power business, the $0.8 billion Rampion offshore wind power generation project in the United Kingdom has now installed its final turbine with first power expected later this quarter and full operations in the second quarter of 2018.

In addition, subsequent to quarter-end, Enbridge received an amended Presidential Permit for the Alberta Clipper (Line 67) expansion project.

“We’re very pleased with the execution progress our Major Projects team is making on the secured project inventory”, said Mr. Monaco. “This progress highlights the fact that critical energy infrastructure projects are getting permitted and built in the current environment.”

Funding Progress
Enbridge continues to be pro-active with capital markets activities, making significant progress on the execution of its funding plan and improving its financial position. In particular, Enbridge has recently raised almost $3 billion of hybrid debt securities in the Canadian and United States markets on attractive terms. These instruments serve to further strengthen Enbridge’s balance sheet, as 50% of the principal is treated as equity capital by the credit rating agencies.

During the quarter Enbridge also announced the sale of the St. Lawrence Gas utility in New York State for $0.1 billion, which is expected to close in 2018. This brings total non-core asset sales to $2.6 billion since last September, well above the Company’s target of $2.0 billion.

“We’ve made good progress strengthening the balance sheet, in line with the prudent financing plan that we've shared with the credit ratings agencies”, added Mr. Monaco. “We continue to have broad access to capital, as demonstrated by the attractive financings we’ve completed in both the Canadian and U.S. markets, and we’re committed to maintaining strong investment grade credit ratings.”

Other Business
Later today Enbridge plans to file an application with the Ontario Energy Board (OEB) to amalgamate Enbridge Gas Distribution Inc. and Union Gas Limited. Given the complimentary nature of these franchises, the amalgamation is expected to provide benefits to both the rate payers and the shareholders. This filing will initiate the regulatory review process which is expected to continue into 2018. Assuming an acceptable regulatory outcome, the amalgamation would be expected to take effect in 2019.

Mr. Monaco concluded his third quarter remarks by acknowledging the Company’s response to the recent hurricanes. “I’d like to highlight how proud I am of the way our people responded to the difficult conditions caused by the hurricanes this past quarter. Not just through the great efforts by our teams to maintain the safe and reliable operations of our assets, but how they reached out and supported each other and our communities during this time of crisis. This demonstrates the quality of our people and how we’ve really come together as one company.”

THIRD QUARTER 2017 PERFORMANCE OVERVIEW

For more information on Enbridge’s growth projects and operating results, please see Management’s Discussion and Analysis (MD&A) which is filed on SEDAR and EDGAR and also available on the Company’s website at www.enbridge.com/InvestorRelations.aspx.

HIGHLIGHTS

	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
(unaudited, millions of Canadian dollars, except per share amounts)
Earnings attributable to common shareholders
Liquids Pipelines	1,326	(87)	3,722	2,168
Gas Pipelines and Processing	615	67	1,636	147
Gas Distribution	83	20	511	342
Green Power and Transmission	20	34	121	124
Energy Services	(150)	(25)	(12)	(38)
Eliminations and Other	101	(102)	(255)	71
Earnings/(loss) before interest and income taxes	1,995	(93)	5,723	2,814
Interest expense	(653)	(397)	(1,704)	(1,178)
Income tax recovery/(expense)	(327)	253	(818)	(174)
(Earnings)/loss attributable to noncontrolling interests and redeemable noncontrolling interests	(168)	207	(633)	166
Preference share dividends	(82)	(73)	(246)	(217)
Earnings/(loss) attributable to common shareholders	765	(103)	2,322	1,411
Earnings/(loss) per common share	0.47	(0.11)	1.57	1.56
Diluted earnings/(loss) per common share	0.47	(0.11)	1.56	1.55
Adjusted earnings
Liquids Pipelines	976	941	2,884	2,947
Gas Pipelines and Processing	700	94	1,703	271
Gas Distribution	81	31	503	344
Green Power and Transmission	20	34	121	122
Energy Services	(24)	(15)	(32)	33
Eliminations and Other	(15)	(84)	(213)	(253)
Adjusted earnings before interest and income taxes[1]	1,738	1,001	4,966	3,464
Interest expense[2]	(614)	(385)	(1,667)	(1,142)
Income taxes[2]	(215)	(77)	(553)	(384)
Noncontrolling interests and redeemable noncontrolling interests[2]	(195)	(29)	(531)	(165)
Preference share dividends	(82)	(73)	(246)	(217)
Adjusted earnings[1]	632	437	1,969	1,556
Adjusted earnings per common share[1]	0.39	0.47	1.33	1.72
Cash flow data
Cash provided by operating activities	1,533	922	5,243	4,153
Cash used in investing activities	(2,172)	(1,268)	(8,063)	(5,200)
Cash provided by financing activities	403	233	2,148	1,013
Available cash flow from operations[3]
Available cash flow from operations	1,334	852	3,873	2,834
Available cash flow from operations per common share	0.82	0.92	2.61	3.13
Dividends
Common share dividends declared	1,001	496	2,552	1,448
Dividends paid per common share	0.610	0.530	1.803	1.590
Shares outstanding (millions)
Weighted average common shares outstanding	1,635	922	1,482	905
Diluted weighted average common shares outstanding	1,642	922	1,490	913

	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
Operating data
Liquids Pipelines - Average deliveries (thousands of bpd)
Canadian Mainline[4]	2,492	2,353	2,511	2,379
Lakehead System[5]	2,620	2,495	2,657	2,558
Regional Oil Sands System[6]	1,329	1,201	1,262	1,059
Gas Pipelines - Average throughput (mmcf/d)
Alliance Pipeline Canada	1,530	1,544	1,559	1,571
Alliance Pipeline US	1,643	1,683	1,663	1,709
Canadian Midstream[7]	2,172	—	2,362	—
Gas Pipelines and Processing - Volumes processed (mmcf/d)
Canadian Midstream[8]	1,626	—	1,794	—
US Midstream[9]	6,294	1,046	6,204	1,118
Gas Pipelines and Processing - natural gas liquids (NGL)
production (thousands of bpd)
US Midstream[9]	529	128	527	142
Gas Distribution - Enbridge Gas Distribution Inc. (EGD)
Volumes (billions of cubic feet)	43	43	286	295
Number of active customers (thousands)[10]	2,172	2,138	2,172	2,138
Heating degree days[11]
Actual	66	28	2,214	2,283
Forecast based on normal weather volume	62	65	2,413	2,374
Gas Distribution - Union Gas Limited (Union Gas)
Volumes (billions of cubic feet)	203	—	574	—
Number of active customers (thousands)[10]	1,470	—	1,470	—
Heating degree days[11]
Actual	162	—	1,255	—
Forecast based on normal weather volume	170	—	1,260	—

1	Adjusted EBIT, adjusted earnings and adjusted earnings per common share are non-GAAP measures that do not have any standardized meaning prescribed by GAAP - see Non-GAAP Measures.

2	These balances are presented net of adjusting items.

3
ACFFO is defined as cash flow provided by operating activities before changes in operating assets and liabilities (including changes in environmental liabilities) less distributions to noncontrolling interests and redeemable noncontrolling interests, preference share dividends and maintenance capital expenditures, and further adjusted for unusual, non-recurring or non-operating factors. ACFFO and ACFFO per common share are non-GAAP measures that do not have any standardized meaning prescribed by GAAP.

4	Canadian Mainline throughput volume represents mainline system deliveries ex-Gretna, Manitoba which is made up of United States and eastern Canada deliveries originating from western Canada.

5	Lakehead Pipeline System (Lakehead System) throughput volume represents mainline system deliveries to the United States mid-west and eastern Canada.

6	Volumes are for the Athabasca mainline, Athabasca Twin, Waupisoo Pipeline and Woodland Pipeline and exclude laterals on the Regional Oil Sands System.

7	Canadian Midstream throughput volumes represent throughput from the Western Canada Transmission & Processing assets only.

8	Canadian Midstream processing volumes represent the volumes processed through the Tupper Main and Tupper West gas plants and the Western Canada Transmission & Processing assets.

9
US Midstream processing volumes and NGL production represent the volumes processed and produced from the Field Services assets and the Midcoast Energy Partnership assets as well as the Aux Sable processing plant.

10	Number of active customers is the number of natural gas consuming EGD and Union Gas customers at the end of the period.

11
Heating degree days is a measure of coldness that is indicative of volumetric requirements for natural gas utilized for heating purposes in EGD’s and Union Gas’s franchise area. It is calculated by accumulating, for the fiscal period, the total number of degrees each day by which the daily mean temperature falls below 18 degrees Celsius. The figures given are those accumulated in the Greater Toronto Area.

EARNINGS BEFORE INTEREST AND INCOME TAXES
For the three and nine months ended September 30, 2017, EBIT increased by $2,088 million and $2,909 million, respectively, over the corresponding three and nine month periods in 2016. EBIT for the three and nine months ended September 30, 2017 were positively impacted by contributions from new assets of approximately $638 million and $1,478 million, respectively, following the completion of the Merger Transaction.

The positive impact to EBIT for the three and nine months ended September 30, 2017, resulting from assets acquired in the Merger Transaction, was partially offset by weaker business performance in Liquids Pipelines and Energy Services as discussed in Adjusted Earnings Before Interest and Income Taxes below.

The comparability of the Company’s earnings for the three and nine months ended September 30, 2017 was also impacted by a number of unusual, non-recurring or non-operating factors that are enumerated in the Non-GAAP Reconciliation tables, the most significant of which include:

•
For the three and nine months ended September 30, 2016, the Company's EBIT reflected the recognition of an impairment of $1,000 million ($81 million after-tax attributable to Enbridge) related to Enbridge Energy Partners, L.P.'s (EEP) Sandpiper Project. There was no similar impairment in 2017.

•
For the three months ended September 30, 2017, the Company’s EBIT reflected $362 million of unrealized derivative fair value gains, compared with losses of $14 million in the corresponding 2016 period. For the nine months ended September 30, 2017, the Company’s EBIT reflected $1,239 million of unrealized derivative fair value gains, compared with gains of $820 million in the corresponding 2016 period. The Company has a comprehensive long-term economic hedging program to mitigate interest rate, foreign exchange and commodity price risks which creates volatility in short-term earnings. Over the long-term, Enbridge believes its hedging program supports the reliable cash flows and dividend growth upon which the Company’s investor value proposition is based.

•
For the nine months ended September 30, 2016, the Company's EBIT reflected the recognition of an impairment of $176 million ($103 million after-tax attributable to Enbridge) in the second quarter of 2016 related to Enbridge’s 75% joint venture interest in Eddystone Rail Company, LLC, a rail-to-barge transloading facility located in Greater Philadelphia, Pennsylvania. There was no similar impairment in 2017.

•
For the nine months ended September 30, 2017, the Company's EBIT reflected charges of $180 million ($131 million after-tax) with respect to costs incurred in conjunction with the Merger Transaction, as well as $223 million ($157 million after-tax) of employee severance costs in relation to the Company’s enterprise-wide reduction of its workforce in March 2017 and restructuring costs in connection with the completion of the Merger Transaction.

EARNINGS ATTRIBUTABLE TO COMMON SHAREHOLDERS
In addition to the factors discussed in Earnings Before Interest and Income Taxes above, interest expense for the three and nine months ended September 30, 2017 was higher, compared with the corresponding 2016 periods, primarily as a result of debt assumed in the Merger Transaction.

Income tax expense increased for the three and nine months ended September 30, 2017, compared with the corresponding 2016 periods, largely due to the increase in earnings.

Earnings attributable to noncontrolling interests and redeemable noncontrolling interests increased in the third quarter and the first nine months of 2017, compared with the corresponding 2016 periods. The increase was driven by additional noncontrolling interests associated with the assets acquired in the Merger Transaction and higher earnings attributable to noncontrolling interests in EEP during 2017.

Higher earnings per common share for the three months ended September 30, 2017, compared with the corresponding 2016 period, is due to higher earnings, as discussed above, partially offset by the impact of the issuance of approximately 691 million common shares in February 2017 as part of the consideration for the Merger Transaction, the issuance of approximately 75 million common shares in 2016 through the public offering of 56 million common shares in the first quarter of 2016, and ongoing quarterly issuances under the Company’s Dividend Reinvestment Program.

ADJUSTED EARNINGS BEFORE INTEREST AND INCOME TAXES
For the three and nine months ended September 30, 2017, adjusted EBIT increased by $737 million and $1,502 million over the corresponding three and nine month periods in 2016. The largest driver of adjusted EBIT growth over the prior year periods was the contributions of new assets acquired in the Merger Transaction. The positive contributions from the acquired assets were partially offset by warmer weather in the franchise areas served by the Company’s gas distribution utilities and lower results in the Liquids Pipelines, Green Power and Transmission, and Energy Services segments.

Growth in adjusted EBIT was most pronounced in the Gas Pipelines and Processing segment, where a majority of the new assets acquired through the Merger Transaction are reported. Growth for this segment also reflected contributions from the Tupper Main and Tupper West gas plants acquired in April 2016.

Excluding contributions from Express-Platte following the Merger Transaction, Liquids Pipelines adjusted EBIT decreased in the three and nine months ended September 30, 2017, compared with the corresponding 2016 periods. The third quarter of 2017 benefited from higher throughput partly attributable to capacity optimization initiatives completed in the third quarter, which significantly reduced heavy crude oil apportionment allowing incremental heavy crude oil barrels to be shipped. These benefits to adjusted EBIT were offset by the absence of adjusted EBIT from certain assets that were divested since the third quarter of 2016 and a weaker United States to Canadian dollar exchange rate than in the prior quarter period. Liquids Pipelines reported performance was further impacted by a change in practice whereby the Company no longer includes cash received under certain take-or-pay contracts with make-up rights in its determination of adjusted EBIT.

The nine months ended September 30, 2017 were impacted by several transitory items noted in the second quarter of 2017 including a significant unexpected outage and accelerated maintenance at a customer’s upstream facility, additional related and unrelated production disruptions, and a hydrostatic testing program on Line 5. The combined impact on the mainline system of these factors was approximately $50 million. Up until the month of June, the mainline system had been delivering near record volumes and operating under significant apportionment in heavy crude oil service. Apportionment on the mainline system also impacted the adjusted EBIT contribution of certain downstream pipelines during the first and second quarters of 2017.

Higher throughput, enabled by the capacity optimization initiatives noted above, is expected for the remainder of the year.

Within the Gas Distribution segment, Enbridge Gas Distribution Inc. (EGD) generated lower adjusted EBIT for the nine months ended September 30, 2017, compared with the corresponding 2016 period, primarily due to lower distribution revenues attributable to warmer than normal weather in the first quarter of 2017. Effective January 1, 2017, EGD ceased to exclude the effect of warmer/colder weather from its adjusted EBIT. For the nine months ended September 30, 2017, warmer than normal weather impacted EGD’s adjusted EBIT by approximately $31 million. The period-over-period decrease in EGD’s adjusted EBIT was more than offset by contributions from Union Gas since the completion of the Merger Transaction.

Energy Services adjusted EBIT for the three and nine months ended September 30, 2017 reflected compressed basis differentials in certain markets and fewer opportunities to achieve profitable margins on facilities which hold capacity obligations. Adjusted EBIT from Energy Services is dependent on market conditions and results achieved in one period may not be indicative of results to be achieved in future periods.

The decrease in adjusted loss before interest and income taxes reported within Eliminations and Other reflects a portion of the synergies achieved thus far on integration of corporate functions and the impact of more favourable foreign exchange hedge settlements.

ADJUSTED EARNINGS
In addition to the factors discussed in Adjusted Earnings Before Interest and Income Taxes above, the comparability of adjusted earnings is consistent with the discussion in Earnings Attributable to Common Shareholders above.

AVAILABLE CASH FLOW FROM OPERATIONS
ACFFO for the three months ended September 30, 2017 was $1,334 million, or $0.82 per common share, compared with $852 million, or $0.92 per common share, for the three months ended September 30, 2016. ACFFO was $3,873 million, or $2.61 per common share, for the nine months ended September 30, 2017, compared with $2,834 million, or $3.13 per common share, for the nine months ended September 30, 2016. The year-over-year growth in ACFFO was driven by the same factors as discussed in Adjusted Earnings Before Interest and Income Taxes above, as well as other items discussed below. However, ACFFO per common share has decreased quarter-over-quarter due to the increase in the number of common shares outstanding which resulted from the completion of the Merger Transaction, and other issuances in 2016, as noted above in Earnings Attributable to Common Shareholders.

The above positive effects on ACFFO were partially offset by higher maintenance capital expenditures for the three and nine months ended September 30, 2017, which reflected the spending on assets acquired in the Merger Transaction. The increase was partially offset by a decrease in maintenance capital expenditures in the Gas Distribution segment where expenditures in 2016 were elevated as a result of higher spending on EGD’s Work and Asset Management System program; and a decrease in the third quarter, excluding the effect of the Merger Transaction, in the Liquids Pipelines segment due to a one-time maintenance project completed in 2016 which is absent in 2017.

Also partially offsetting the increase in ACFFO was higher interest expense and higher preference share dividends for the three and nine months ended September 30, 2017, compared with the corresponding periods, as discussed in Earnings Attributable to Common Shareholders above.

The increase in ACFFO was also impacted by the increased distributions to noncontrolling interests related to assets acquired in the Merger Transaction, which was partially offset by the decrease in distributions to noncontrolling interests in EEP resulting from the reduction in its quarterly distribution as well as the purchase of Midcoast Energy Partners, L.P.’s outstanding publicly-held common units. Refer to United States Sponsored Vehicle Strategy in the Company’s MD&A.

Also offsetting the positive effects on ACFFO were higher distributions to redeemable noncontrolling interests due to increased public ownership in the Fund Group (comprising the Enbridge Income Fund, Enbridge Commercial Trust, Enbridge Income Partners LP (EIPLP) and the subsidiaries and investees of EIPLP) resulting from Enbridge Income Fund Holdings Inc.’s secondary offering in the second quarter of 2017.

Other non-cash adjustments include various non-cash items presented in the Company’s Consolidated Statements of Cash Flows, as well as adjustments for unearned revenues received in each period.

CONFERENCE CALL

Enbridge will host a joint conference call and webcast on Thursday, November 2, 2017 at 9:00 a.m. Eastern Time (7:00 a.m. Mountain Time) with Enbridge Income Fund Holdings Inc., Enbridge Energy Partners, L.P. and Spectra Energy Partners, LP to provide an enterprise wide business update and review 2017 third quarter financial results. Analysts, members of the media and other interested parties can access the call toll free at (877) 930-8043 or within and outside North America at (253) 336-7522 using the access code of 95724866#. The call will be audio webcast live at http://edge.media-server.com/m6/p/bp33h7de. A webcast replay and podcast will be available approximately two hours after the conclusion of the event and a transcript will be posted to the website within 24 hours. The replay will be available for seven days after the call toll-free (855) 859-2056 or within and outside North America at (404) 537-3406 (access code 95724866#).

The conference call format will include prepared remarks from the executive team followed by a question and answer session for the analyst and investor community only. Enbridge’s media and investor relations teams will be available after the call for any additional questions.

FORWARD-LOOKING INFORMATION
Forward-looking information, or forward-looking statements, have been included in this news release to provide information about the Company and its subsidiaries and affiliates, including management’s assessment of Enbridge and its subsidiaries’ future plans and operations. This information may not be appropriate for other purposes. Forward-looking statements are typically identified by words such as ‘‘anticipate’’, ‘‘expect’’, ‘‘project’’, ‘‘estimate’’, ‘‘forecast’’, ‘‘plan’’, ‘‘intend’’, ‘‘target’’, ‘‘believe’’, “likely” and similar words suggesting future outcomes or statements regarding an outlook. Forward-looking information or statements included or incorporated by reference in this document include, but are not limited to, statements with respect to the following: expected EBIT or expected adjusted EBIT; expected earnings/(loss) or adjusted earnings/(loss); expected earnings/(loss) or adjusted earnings/(loss) per share; expected ACFFO or ACFFO per share; expected future cash flows; expected performance of the Liquids Pipelines business; financial strength and flexibility; expectations on sources of liquidity and sufficiency of financial resources; expected costs related to announced projects and projects under construction; expected in-service dates for announced projects and projects under construction; expected capital expenditures; expected impact on cash flows of the Company’s commercially secured growth program; expected future growth and expansion opportunities; expectations about the Company’s joint venture partners’ ability to complete and finance projects under construction; expected closing of acquisitions and dispositions; estimated future dividends; expected expansion of the T-South System; expected capacity of the Hohe See Expansion Offshore Wind Project; expected outcome of the Minnesota Public Utilities Commission review of the Line 3 Replacement Project; expected future actions of regulators; expected costs related to leak remediation and potential insurance recoveries; expectations regarding commodity prices; supply forecasts; expectations regarding the impact of the Merger Transaction including the combined Company’s scale, financial flexibility, growth program, future business prospects and performance; dividend payout policy; dividend growth and dividend payout expectation; and expectations on impact of hedging program.

Although Enbridge believes these forward-looking statements are reasonable based on the information available on the date such statements are made and processes used to prepare the information, such statements are not guarantees of future performance and readers are cautioned against placing undue reliance on forward-looking statements. By their nature, these statements involve a variety of assumptions, known and unknown risks and uncertainties and other factors, which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such statements. Material assumptions include assumptions about the following: the expected supply of and demand for crude oil, natural gas, natural gas liquids (NGL) and renewable energy; prices of crude oil, natural gas, NGL and renewable energy; exchange rates; inflation; interest rates; availability and price of labour and construction materials; operational reliability; customer and regulatory approvals; maintenance of support and regulatory approvals for the Company’s projects; anticipated in-service dates; weather; the realization of anticipated benefits and synergies of the Merger Transaction; governmental legislation; acquisitions and the timing thereof; the success of integration plans; impact of capital project execution on the Company’s future cash flows; credit ratings; capital project funding; expected EBIT or expected adjusted EBIT; expected earnings/(loss) or adjusted earnings/(loss); expected earnings/(loss) or adjusted earnings/(loss) per share; expected future cash flows and expected future ACFFO and ACFFO per share; and estimated future dividends. Assumptions regarding the expected supply of and demand for crude oil, natural gas, NGL and renewable energy, and the prices of these commodities, are material to and underlie all forward-looking statements, as they may impact current and future levels of demand for the Company’s services. Similarly, exchange rates, inflation and interest rates impact the economies and business environments in which the Company operates and may impact levels of demand for the Company’s services and cost of inputs, and are therefore inherent in all forward-looking statements. Due to the interdependencies and correlation of these macroeconomic factors, the impact of any one assumption on a forward-looking statement cannot be determined with certainty, particularly with respect to the impact of the Merger Transaction on the Company, expected EBIT, adjusted EBIT, earnings/(loss), adjusted earnings/(loss) and associated per share amounts, or estimated future dividends. The most relevant assumptions associated with forward-looking statements on announced projects and projects under construction, including estimated completion dates and expected capital expenditures, include the following: the availability and price of labour and construction materials; the effects of inflation and foreign exchange rates on labour and material costs; the effects of interest rates on borrowing costs; the impact of weather and customer, government and regulatory approvals on construction and in-service schedules and cost recovery regimes.

Enbridge’s forward-looking statements are subject to risks and uncertainties pertaining to the impact of the Merger Transaction, operating performance, regulatory parameters, dividend policy, project approval and support, renewals of rights of way, weather, economic and competitive conditions, public opinion, changes in tax laws and tax rates, changes in trade agreements, exchange rates, interest rates, commodity prices, political decisions and supply of and demand for commodities, including but not limited to those risks and uncertainties discussed in this news release and in the Company’s other filings with Canadian and United States securities regulators. The impact of any one risk, uncertainty or factor on a particular forward-looking statement is not determinable with certainty as these are interdependent and Enbridge’s future course of action depends on management’s assessment of all information available at the relevant time. Except to the extent required by applicable law, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made in this news release or otherwise, whether as a result of new information, future events or otherwise. All subsequent forward-looking statements, whether written or oral, attributable to Enbridge or persons acting on the Company’s behalf, are expressly qualified in their entirety by these cautionary statements.

ABOUT ENBRIDGE INC.
Enbridge Inc. is North America’s premier energy infrastructure company with strategic business platforms that include an extensive network of crude oil, liquids and natural gas pipelines, regulated natural gas distribution utilities and renewable power generation. The Company safely delivers an average of 2.8 million barrels of crude oil each day through its Mainline and Express Pipeline; accounts for approximately 65% of U.S.-bound Canadian crude oil exports; and moves approximately 20% of all natural gas consumed in the U.S., serving key supply basins and demand markets. The Company’s regulated utilities serve approximately 3.6 million retail customers in Ontario, Quebec, New Brunswick and New York State. Enbridge also has a growing involvement in electricity infrastructure with interests in more than 2,500 MW of net renewable generating capacity in North America and Europe. The Company has ranked on the Global 100 Most Sustainable Corporations index for the past eight years; its common shares trade on the Toronto and New York stock exchanges under the symbol ENB.

Life takes energy and Enbridge exists to fuel people’s quality of life. For more information, visit www.enbridge.com.

None of the information contained in, or connected to, Enbridge’s website is incorporated in or otherwise part of this news release.

FOR FURTHER INFORMATION PLEASE CONTACT:
Enbridge Inc. – Media	Enbridge Inc. – Investment Community
Suzanne Wilton	Jonathan Gould
(403) 231-7385 or Toll Free: (888) 992-0997	(403) 231-3916 or Toll Free: (800) 481-2804
Email: suzanne.wilton@enbridge.com	Email: jonathan.gould@enbridge.com

DIVIDEND DECLARATION

On November 1, 2017, the Enbridge Board of Directors declared the following quarterly dividends. All dividends are payable on December 1, 2017, to shareholders of record on November 15, 2017.

Common Shares	0.61000
Preference Shares, Series A	0.34375
Preference Shares, Series B1	0.21340
Preference Shares, Series C2	0.19571
Preference Shares, Series D	0.25000
Preference Shares, Series F	0.25000
Preference Shares, Series H	0.25000
Preference Shares, Series J3	US$0.30540
Preference Shares, Series L4	US$0.30993
Preference Shares, Series N	0.25000
Preference Shares, Series P	0.25000
Preference Shares, Series R	0.25000
Preference Shares, Series 1	US$0.25000
Preference Shares, Series 3	0.25000
Preference Shares, Series 5	US$0.27500
Preference Shares, Series 7	0.27500
Preference Shares, Series 9	0.27500
Preference Shares, Series 11	0.27500
Preference Shares, Series 13	0.27500
Preference Shares, Series 15	0.27500
Preference Shares, Series 17	0.32188

1	The quarterly dividend amount of Series B was reset to $0.21340 from $0.25000 on June 1, 2017, due to reset on every fifth anniversary thereafter.

2	The quarterly dividend amount of Series C was set at $0.18600 on June 1, 2017 and $0.19571 on September 1, 2017, due to reset on a quarterly basis thereafter.

3	The quarterly dividend amount of Series J was reset to US$0.30540 from US$0.25000 on June 1, 2017, due to reset on every fifth anniversary thereafter.
4 The quarterly dividend amount of Series L was reset to US$0.30993 from US$0.25000 on September 1, 2017, due to reset on every fifth anniversary thereafter.

NON-GAAP MEASURES

This news release contains references to adjusted EBIT, adjusted earnings, adjusted earnings per common share, ACFFO and ACFFO per common share. Adjusted EBIT represents EBIT adjusted for unusual, non-recurring or non-operating factors on both a consolidated and segmented basis. Adjusted earnings represent earnings attributable to common shareholders adjusted for unusual, non-recurring or non-operating factors included in adjusted EBIT, as well as adjustments for unusual, non-recurring or non-operating factors in respect of interest expense, income taxes, noncontrolling interests and redeemable noncontrolling interests on a consolidated basis. These factors, referred to as adjusting items, are reconciled and discussed in the financial results sections for the affected business segments in the Company’s MD&A.

ACFFO is defined as cash flow provided by operating activities before changes in operating assets and liabilities (including changes in environmental liabilities) less distributions to noncontrolling interests and redeemable noncontrolling interests, preference share dividends and maintenance capital expenditures, and further adjusted for unusual, non-recurring or non-operating factors.

Management believes the presentation of adjusted EBIT, adjusted earnings, adjusted earnings per common share, ACFFO and ACFFO per common share gives useful information to investors and shareholders as they provide increased transparency and insight into the performance of the Company. Management uses adjusted EBIT and adjusted earnings to set targets and to assess the performance of the Company. Management also uses ACFFO to assess the performance of the Company and to set its dividend payout target. Adjusted EBIT, adjusted EBIT for each segment, adjusted earnings, adjusted earnings per common share, ACFFO and ACFFO per common share are not measures that have standardized meaning prescribed by generally accepted accounting principles in the United States of America (U.S. GAAP) and are not U.S. GAAP measures. Therefore, these measures may not be comparable with similar measures presented by other issuers.

NON-GAAP RECONCILIATION – EBIT TO ADJUSTED EARNINGS

	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
(millions of Canadian dollars)
Earnings/(loss) before interest and income taxes	1,995	(93)	5,723	2,814
Adjusting items[1]:
Changes in unrealized derivative fair value (gain)/loss[2]	(362)	14	(1,239)	(820)
Sandpiper asset impairment[3]	—	1,000	—	1,000
Assets and investment impairment loss	—	10	—	197
Unrealized intercompany foreign exchange (gain)/loss	6	(2)	20	53
Hydrostatic testing	—	(2)	—	(14)
Make-up rights adjustments[4]	—	16	—	131
Northeastern Alberta wildfires pipelines and facilities restart costs	—	18	—	39
Leak remediation costs, net of leak insurance recoveries	1	(13)	9	3
Warmer than normal weather[5]	—	—	—	8
Project development and transaction costs	3	27	206	30
Employee severance, transition and restructuring costs	76	22	284	30
Loss on sale of non-core assets and investment, net	—	4	—	4
Other	19	—	(37)	(11)
Adjusted earnings before interest and income taxes	1,738	1,001	4,966	3,464
Interest expense	(653)	(397)	(1,704)	(1,178)
Income taxes	(327)	253	(818)	(174)
(Earnings)/loss attributable to noncontrolling interests and redeemable noncontrolling interests	(168)	207	(633)	166
Preference share dividends	(82)	(73)	(246)	(217)
Adjusting items in respect of:
Interest expense	39	12	37	36
Income taxes[6]	112	(330)	265	(210)
Noncontrolling interests and redeemable noncontrolling interests[7]	(27)	(236)	102	(331)
Adjusted earnings	632	437	1,969	1,556

1	The above table summarizes adjusting items by nature. For a detailed listing of adjusting items by segment, refer to individual segment discussions in the Company’s MD&A.

2	Changes in unrealized derivative fair value gains and losses are presented net of amounts realized on the settlement of derivative contracts during the applicable period.

3	Inclusive of $8 million of related projects costs.

4	Effective January 1, 2017, the Company no longer makes such an adjustment to its EBIT. For further details refer to Financial Results - Liquids Pipelines in the Company’s MD&A.

5	Effective January 1, 2017, the Company no longer makes such an adjustment to its EBIT. For further details refer to Financial Results - Gas Distribution in the Company’s MD&A.

6
Income taxes were impacted by adjustments for unusual, non-recurring and non-operating factors as enumerated under adjusting items for earnings before interest and incomes taxes. Refer to Earnings Attributable to Common Shareholders for additional information on the change for the three and nine months ended September 30, 2017, compared with the corresponding 2016 period.

7
Noncontrolling interest and redeemable noncontrolling interest were impacted by adjustments for unusual, non-recurring and non-operating factors as enumerated under adjusting items for earnings before interest and income taxes. Refer to Earnings Attributable to Common Shareholders for additional information on the change for the three and nine months ended September 30, 2017, compared with the corresponding 2016 period.

NON-GAAP RECONCILIATION – ADJUSTED EBIT TO ACFFO
To facilitate understanding of the relationship between adjusted EBIT and ACFFO, the following table provides a reconciliation of these two key non-GAAP measures.

	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
(millions of Canadian dollars)
Adjusted earnings before interest and income taxes	1,738	1,001	4,966	3,464
Depreciation and amortization[1]	848	562	2,388	1,676
Maintenance capital expenditures[2]	(360)	(171)	(916)	(466)
	2,226	1,392	6,438	4,674
Interest expense[3]	(646)	(385)	(1,756)	(1,142)
Current income tax recovery/(expense)[3]	(22)	20	(105)	(61)
Distributions to noncontrolling interests[3]	(204)	(176)	(590)	(538)
Distributions to redeemable noncontrolling interests	(63)	(53)	(180)	(148)
Preference share dividends	(82)	(73)	(246)	(217)
Cash distributions in excess of equity earnings[3]	67	95	161	116
Other non-cash adjustments	58	32	151	150
Available cash flow from operations	1,334	852	3,873	2,834
1 Depreciation and amortization:
Liquids Pipelines	377	343	1,118	1,025
Gas Pipelines and Processing	241	73	627	222
Gas Distribution	157	87	426	251
Green Power and Transmission	48	47	149	142
Energy Services	—	—	1	1
Eliminations and Other	25	12	67	35
	848	562	2,388	1,676
2 Maintenance capital expenditures:
Liquids Pipelines	(42)	(59)	(147)	(131)
Gas Pipelines and Processing	(151)	(8)	(344)	(31)
Gas Distribution	(136)	(86)	(331)	(251)
Green Power and Transmission	(30)	(2)	(91)	(3)
Eliminations and Other	(1)	(16)	(3)	(50)
	(360)	(171)	(916)	(466)
3 These balances are presented net of adjusting items.

NON-GAAP RECONCILIATION – ACFFO
The following table provides a reconciliation of cash provided by operating activities (a GAAP measure) to ACFFO.

	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
(millions of Canadian dollars, except per share amounts)
Cash provided by operating activities	1,533	922	5,243	4,153
Adjusted for changes in operating assets and liabilities[1]	411	299	(49)	90
	1,944	1,221	5,194	4,243
Distributions to noncontrolling interests[2]	(204)	(176)	(590)	(538)
Distributions to redeemable noncontrolling interests	(63)	(53)	(180)	(148)
Preference share dividends	(82)	(73)	(246)	(217)
Maintenance capital expenditures[3]	(360)	(171)	(916)	(466)
Significant adjusting items:
Weather normalization	—	—	—	6
Make-up rights adjustments	21	29	63	142
Project development and transaction costs	2	27	201	30
Realized inventory revaluation allowance[4]	(39)	(63)	(39)	(346)
Employee severance, transition and restructuring costs	72	22	278	30
Other items	43	89	108	98
Available cash flow from operations	1,334	852	3,873	2,834
Available cash flow from operations per common share	0.82	0.92	2.61	3.13

1	Changes in operating assets and liabilities include changes in environmental liabilities, net of recoveries.

2	This balance is presented net of adjusting items.

3
Maintenance capital expenditures are expenditures that are required for the ongoing support and maintenance of the existing pipeline system or that are necessary to maintain the service capability of the existing assets (including the replacement of components that are worn, obsolete or completing their useful lives). For the purpose of ACFFO, maintenance capital excludes expenditures that extend asset useful lives, increase capacities from existing levels or reduce costs to enhance revenues or provide enhancements to the service capability of the existing assets.

4	Realized inventory revaluation allowance relates to losses on sale of previously written down inventory for which there is an approximate offsetting realized derivative gain in ACFFO.